[LETTERHEAD OF VANTIV, INC.]

January 17, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Mara L. Ransom

Re:                             Vantiv, Inc. Amendment No. 1 to Registration Statement on Form S-1

Filed November 30, 2011 (File No. 333-177875)

Dear Ms. Ransom:

Vantiv, Inc., a Delaware corporation (the “Company”), transmits herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-177875) (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated December 30, 2011. We are sending to the Staff under separate cover courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2.

General

1.                                                                   Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all information required with respect to the offering price range, underwriting discounts and the number of shares. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank, such as your executive compensation discussion and the portions of your capitalization and dilution tables, are completed.

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that it intends to disclose in a subsequent amendment to the Registration Statement the price range and any other information derivative of the price range and the number of shares. The Company also notes that it has revised the executive and director compensation section. See pages 116 to 129 in Amendment No. 2.

2.                                                                   All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

The Company acknowledges the Staff’s comment and has filed exhibits to the extent available. Certain exhibits will not be available until a later date and will be included in subsequent amendments.

3.                                                                   Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

The Company acknowledges the Staff’s comment and advises the Staff that prior to the effectiveness of the Registration Statement it will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has no objection to the underwriter compensation terms and arrangements discussed in the Registration Statement.

4.                                                                   Prior to the effectiveness of the registration statement, please have a representative of the exchange on which you will be listed contact us to confirm that your common stock has been approved for listing.

The Company acknowledges the Staff’s comment and will request that a representative of the exchange on which the Company’s shares will be listed contact the Staff to confirm that the Company’s common stock has been approved for listing prior to the effectiveness of the Registration Statement.

5.                                                                   Please provide us with any gatefold information such as pictures, graphics, or artwork that will be used in the prospectus.

The Company acknowledges the Staff’s comment and respectfully submits that it will not be using gatefold information such as pictures, graphics, or artwork in the prospectus.

Inside Front Cover Page of the Prospectus

6.                                                                   Please move the final paragraph of this section pertaining to dealer prospectus delivery obligations to the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

The Company has moved the paragraph pertaining to dealer prospectus delivery obligations from the inside front cover page of the prospectus to the outside back cover page of the prospectus.

Prospectus Summary, page 1

7.                                                                   Please disclose whether the following statements are based upon management’s belief, industry data, reports/articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please disclose the source of the information in your filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

•             “We are the third largest merchant acquirer and the largest PIN debit acquirer by transaction volume in the United States.” (page 1)

The Company has revised the disclosure on page 1 in response to the Staff’s comment. The Company has supplementally provided copies of such report to the Staff, marked to highlight the sections relied upon.

•             “Our single proprietary technology platform is differentiated from our competitors’ multiple platform architectures.” (page 1)

The Company has revised the disclosure on page 1 in response to the Staff’s comment, which is based on management’s experience and industry knowledge.

Industry Background, page 2

8.                                                                   We note references throughout your prospectus, including your reference to the Nilson Report in the first paragraph of this section, to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether you are affiliated with any such firm or commissioned any such report.

The Company has supplementally provided copies of the Nilson Reports and the other third-party sources that were relied upon for the statistical, qualitative and comparative statements contained in the prospectus to the Staff, marked to highlight the sections relied upon and cross-referenced to the prospectus. The Company is not affiliated with any third-party source and did not commission any of the reports relied upon in the prospectus.

9.                                                                   We note your statement in the first full paragraph on page 3 that “[m]ost payment processors specialize in providing services in discrete areas of the payment processing value chain.” Please clarify which aspects of the payment processing value chain pertain to the services you provide.

The Company respectfully submits that the paragraph referenced is intended to discuss the electronic payments industry generally and not the Company’s role in particular. The Company has provided disclosure under the heading “Our Competitive Strengths,” and throughout the document to discuss that the Company provides services that pertain to multiple aspects of the payment processing value chain.

Risks Affecting Our Business, page 5

10.                                                            We note the first risk factor on page 22 regarding your dependence on a sponsoring bank to access Visa, MasterCard and other payment networks. Please describe this risk in this section of your prospectus.

The Company has revised the disclosure on page 6 in response to the Staff’s comment.

Principal Stockholders, page 7

11.                                                            Please also disclose the fact that your principal equity holders may acquire or hold interests in businesses that compete directly with you, or may pursue acquisition opportunities which are complimentary to your business, making such an acquisition unavailable to you, as you state in the last risk factor on page 37. If any of your principal equity holders currently hold interests in businesses that compete directly with you, please disclose this fact.

The Company has revised the disclosure on page 8 in response to the Staff’s comment.

12.                                                          Please briefly describe how the principal equity holders acquired their shares of common stock. Please also describe and quantify in this subsection or under a separate heading in “Summary” any payments, compensation or the value of any equity that each of your principal equity holders, directors or executive officers received or will receive in connection with the offering and/or the reorganization transactions, including without limitation the items listed below.

•             Payments pursuant to the Tax Receivable Agreements;

•             Redemption by Vantiv Holding and Transactive of the Class B units from Fifth Third Investors;

•             Payments pursuant to the Management Phantom Equity Plan; and

•             Net proceeds, before expenses, from the offering.

The Company has revised the disclosure on pages 6, 7 and 8 in response to the Staff’s comment. The Company respectfully advises the Staff that the specific dollar amounts will be filled in by amendment as soon as practicable. The Company notes further that no payments will be made pursuant to the tax receivable agreements in connection with the offering or the reorganization transactions.

The Offering, page 9

13.                                                            Please disclose in this section any affiliation between you and any selling shareholder.

The Company has revised the disclosure on page 11 in response to the Staff’s comment.

Voting Rights, page 10

14.                                                            Elaborate upon your indication as to how the “formulaic basis” will be calculated such that the voting power of the holders of Class B common stock will be limited to 19.9%. Please also state here the percentage they will hold at the time of the offering and, if they own in excess of 19.9%, state how much voting power they will have in the instances in which their voting power will not be limited to 19.9%.

The Company acknowledges the Staff’s comment and respectfully submits that it will provide the requested disclosure relating to the calculation of the voting power of the holders of the Class B common stock in a subsequent amendment to the Registration Statement when the relevant formula and related procedures for calculation have been finalized. The Company has revised the disclosure on page 12 to state the percentage held upon consummation of the offering and the voting power in instances in which such voting power is not limited in response to the Staff’s comment.

Summary Historical Financial and Other Data, page 12

15.                                                            We note you present a Non-GAAP combined statement of income for the year ended December 31, 2009 by merely combining pre and post transaction periods in 2009. Generally it is not appropriate to present a full non-GAAP income statement. Please remove the Non-GAAP income statement from this section and elsewhere in the filing. Reference is made to Item 10(e) of Regulation S-K and the Division of Corporation Finance’s Compliance & Disclosure Interpretations (C&DIs), Non- GAAP Financial Measures, Section 102.10, found here www.sec.gov/divisions/corpfin/cfguidance.shtml#nongaap. Alternatively, you should separately present predecessor and successor periods’ financial statements in 2009 with a heavy black line to distinguish the two periods.

The Company has revised the disclosure on pages 14, 15 and 17 in response to the Staff’s comment.

16.                                                            We note you intend to use offering proceeds for the repayment of debt. In that regard, please adjust your weighted average unit denominator used in computing pro forma earnings per unit to give effect to those common units whose proceeds are used for the debt repayment.

The Company acknowledges the Staff’s comment and confirms that it will adjust its weighted average unit denominator used in computing pro forma earnings per unit to give effect to those common units whose proceeds are used for the debt repayment in a subsequent amendment to the Registration Statement. The Company has also revised the disclosure on pages 15 and 16 in response to the Staff’s comment.

17.                                                            Refer to the reconciliation of net income to Adjusted EBITDA within footnote (3) on page 15. We note you include the pro forma effect of NPC’s EBITDA from January 1, 2010 to November 3, 2010 in your reconciliation in arriving at Adjusted EBITDA for the nine months period ended September 30, 2010 and year ended December 31, 2010. We note that you acquired NPC on November 3, 2010. As such, we believe you should exclude this pro forma adjustment in your reconciliation to Adjusted EBITDA. Alternatively, we would not object to your arriving at Adjusted EBITDA subtotal first without the adjustment and then include the pro forma adjustment in arriving at the total with appropriate caption such as pro forma Adjusted EBITDA total or similar caption.

The Company has revised the disclosure on pages 16 and 17 in response to the Staff’s comment.

18.                                                          We note from page 2 and elsewhere in the filing that you discuss Adjusted EBITDA, a Non-GAAP measure, in your operating results’ discussions. In that regard, please also include a cross reference to your Net Income to Adjusted EBITDA reconciliation as presented on page 15 in this section, as applicable.

The Company has revised the disclosure on pages 2 and 89 in response to the Staff’s comment.

Risk Factors, page 17

19.                                                            Item 503(c) of Regulation S-K states that issuers should not “present risk factors that could apply to any issuer or to any offering.” Please either eliminate generic risks or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note the following risk factors appear to contain generic disclosures:

•             “Our risk management policies and procedures . . . .” (page 25)

•             “The costs and effects of litigation . . . .” (page 29)

•             “Our insurance coverage may be inadequate . . . .” (page 29)

•             “If we lose key personnel our business, financial condition . . . .” (page 30)

•             “The ability to attract, recruit, retain and develop . . . .” (page 30)

•             “Unfavorable resolution of tax contingencies . . . .” (page 36)

•             “There may not be an active, liquid trading market for our Class A common stock . . . .” (page 39)

•             “As a public company, we will become subject to additional . . . .” (page 39)

•             “If securities or industry analysts do not publish . . . .” (page 41)

•             “We do not anticipate paying any cash dividends . . . .” (page 41)

The Company has revised the disclosure on pages 27, 31, 33, 41, 42 and 43 to state specific material risks to it and its business or to the purchasers in this offering.

In addition, the Company has deleted the following risk factors as they contain generic risks:

•             “Our insurance coverage may be inadequate . . . .”

•             “Unfavorable resolution of tax contingencies . . . .”

Risks Related to Our Business, page 17

Unauthorized disclosure of data, whether through cybersecurity breaches . . ., page 19

20.                                                            We note that you and your associated participants have been subject to security breaches in the past. Please briefly describe the nature of such security breaches, including how such breaches were resolved. If material, please disclose the costs associated with such breaches, including the amounts used to pay network fines and claims for unauthorized purchases.

The Company has revised the disclosure on page 21 in response to the Staff’s comment. The Company respectfully submits to the Staff that the costs associated with such breaches were not material.

Changes in payment network rules or standards . . ., page 21

21.                                                            Please briefly describe the way in which payment network rules and standards are established and changed, with a view towards describing to investors the role that your competitors may have in setting the network rules and standards to which you must adhere.

The Company has revised the disclosure on page 23 in response to the Staff’s comment.

Because we are deemed to be controlled by Fifth Third Bank . . ., page 28

22.                                                            Please delete the first sentence of the fourth paragraph of this risk factor, as it mitigates the point of the risk, or tell us why it is not appropriate for you to do so.

The Company has revised the disclosure on page 31 in response to the Staff’s comment.

Risks Related to Our Company and Our Organizational Structure, page 32

Our substantial indebtedness could adversely affect . . ., page 32

23.                                                            Please quantify your estimated annual debt service obligations.

The Company has revised the disclosure on page 35 in response to the Staff’s comment. The amount will be filled in once the amount of debt being repaid with proceeds from the offering has been determined.

Certain of our existing investors have interests and positions . . ., page 37

24.                                                            The heading of this risk factor states that your existing investors have interests and positions that could present conflicts of interests with you; however there is no description of any current interests or positions held by your investors that may present a conflict of interest. Please clarify whether your principal equity holders currently have any investments in companies that compete directly or indirectly with you. If so, revise this risk factor to describe the risk(s) that such investments and any related conflicts of interest present to you and your business plan. Refer to Item 503(c) of Regulation S-K.

The Company has revised the disclosure on pages 39 and 40 in response to the Staff’s comment.

Forward-Looking Statements, page 42

25.                                                            Many of the statements in your prospectus relate to present facts or conditions, rather than to historical facts or future events. In light of this, the second sentence of this section beginning “[a]ll statements other than statements of historical fact . . . .” appears overly broad. Please either narrow your statement accordingly or remove it.

The Company has revised the disclosure on page 44 in response to the Staff’s comment.

Organizational Structure, page 43

26.                                                            We note your statement in the third full paragraph on page 47 that you “will determine when distributions will be made to unitholders of Vantiv Holding . . . subject to certain supermajority voting requirements set forth in the Amended and Restated Vantiv Holding Limited Liability Company Agreement.” Please tell us what consideration you gave to disclosing in this section the impact that any such supermajority voting requirements may have on your ability to pay distributions.

The Company has revised the disclosure on page 49 to remove the discussion of the impact that any such supermajority voting requirements may have on its ability to pay distributions. Upon further review in light of the Staff’s comment, the Company has deleted the disclosure from this section because such information is disclosed in the section entitled “Dividend Policy” where it is more relevant.

Selected Historical Financial Data, page 53

27.                                                            Refer to footnote (1) on page 54. We note your reference of pro forma information to give effect to the reorganization. In that regard, please expand your disclosure to provide the details of what the pro forma adjustments will encompass.

The Company has revised the disclosure on page 57 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

Regulatory Reform, page 62

28.                                                            We note your disclosure in the penultimate paragraph on page 63 that the ban on network exclusivity contained in the Durbin Amendment will allow you to compete for additional business. Please clarify, if true, that the Amendment will also allow your competitors to compete for business for which you may have previously had an exclusive or preferred agreement. For example, we note your disclosure on page 98 that your merchant bank referral program enables you to be the “preferred processor” for over 300 referral banks as of September 30, 2011. We also note your disclosure throughout the prospectus that you pass payment network fees along to your clients. Please disclose whether you expect the prohibition on exclusivity to impact your ability to pass network fees on to your clients, or tell us why this disclosure would not help investors understand the possible impact of the Durbin Amendment.

The Company respectfully submits that its enhanced ability to compete relates to its Jeanie Network services and stems from the opportunity that its Jeanie network now has to generate additional issuing customers and in turn, transaction volumes, by becoming the unaffiliated alternative network for financial institutions that do not currently participate as a Jeanie issuer. However, Jeanie, for its part has not historically had any exclusive arrangements with any of its issuing participants. With respect to the references to the disclosure regarding the merchant bank referral program, the Company respectfully submits that it does not relate to the exclusivity provision in the Durbin Amendment and is not expected to have any direct impact on its ability to maintain or generate new merchant bank relationships.

The Company also respectfully submits that the ban on network exclusivity will impact the amount at which network fees may be set (specifically interchange fees) but not its ability to pass such fees on to its clients, including its merchant and financial institution clients (from third-party payment networks as well as its own Jeanie network).

The Company has revised the disclosure on page 67 in response to the Staff’s comment.

Results of Operations, page 63

29.                                                            We note that you present your analysis of the operating results for 2009 by combining and presenting the results of the predecessor and successor periods’ financial statements without the appropriate pro forma adjustments in accordance with Article 11 of Regulation S-X. We also note that you characterize it as Non-GAAP combined basis in your discussion. Please note that this section is intended to be a discussion of your operating results regarding your audited historical financial statements as required by Rules 3-01 and 3-02 of Regulation S-X. Please revise the discussion of your historical operating results based on the predecessor and the successor periods’ operations as required by Item 303 of Regulation S-K. We do not believe it is meaningful or appropriate to present and discuss combined pre and post transaction results that includes both predecessor and successor periods. However, we would not object to a supplemental pro forma presentation and analysis for the year in which the separation transaction took place compared to a pro forma presentation for the immediately preceding year giving effect to the transaction. Your pro forma analysis should provide sufficient details in explaining to readers how the pro forma presentation was derived, why you believe this presentation to be useful, and any potential risks associated with using such a presentation such as the potential that pro forma results might not necessarily be indicative of future results. Additionally, unless your pro forma adjustments are limited in nature and easily understood through narrative disclosure, you should include within MD&A a pro forma income statement prepared in accordance with Article 11 of Regulation S-X to facilitate an understanding of the basis of the information being discussed. In addition, please revise other sections elsewhere, as applicable, within the filing.

The Company has revised the disclosure on pages 67 and 71 through 77 of the period to period discussions in response to the Staff’s comment.

30.                                                            Please include a discussion of known trends, demands, commitments, events or uncertainties that will have or are reasonably likely to have a material impact on your financial condition, operating performance, revenues or income. For example, please discuss the decline in your gross margin. Refer to Item 303 of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

The Company has revised the disclosure on page 63 in response to the Staff’s comment.

Nine Months Ended September 30, 2011 Compared to Nine Months ended September 30, 2011, page 65

Revenue, page 65

31.                                                            Please revise to separately quantify the increase in revenues attributable to transaction growth and to higher Visa, MasterCard and other network payment fees, with a view towards clearly disclosing to investors which increases in your net revenues are likely to be offset by corresponding increases in network fees and costs.

The Company respectfully submits that network fees and other costs, which consist primarily of Visa, MasterCard and other network payment fees, are incurred by the Company and are passed through to its clients. Based on the pass through of such costs, increases in network fees and other costs have not historically had a significant impact on net revenue. The Company believes net revenue is a more meaningful metric to investors in understanding its performance. The Company has revised the disclosure on page 62 to indicate that network fees and other costs do not have a significant impact on net revenue in response to the Staff’s comment.

Sales and Marketing, page 65

32.                                                            Please provide additional disclosure, for each period for which results are presented, regarding the increase in your Sales and Marketing expenses, including whether you expect Sales and Marketing expenses following the NPC acquisition to be indicative of future Sales and Marketing expenses. In this regard, we note the disclosure on page F-56 regarding the historical independent sales group commissions paid by NPC.

The Company respectfully submits that it discloses the increase, and the reasons for such increase, including the impact of NPC, in Sales and Marketing expense in the period to period comparisons presented on pages 68, 71 and 75.

Segment Results, page 67

Net Revenue, page 67

Merchant Services, page 67

33.                                                            Please provide additional disclosure regarding the 18% increase in revenue for the fiscal period ended September 30, 2011, as compared to September 30, 2010. Please discuss growth in your active merchant accounts, as well as growth attributable to the addition of new merchants. Please also discuss attrition rates, if any, for each period or advise us why such disclosure would not add to an understanding of your business. Please provide similar disclosure for each period for which results are presented in your prospectus.

The Company respectfully submits that due to the different types of merchants and the mix of transaction volume among large, mid-sized and small merchants, management is primarily focused on transaction volume in assessing its performance and not the number of merchant accounts. As such, the Company does not believe a discussion regarding changes in the number of merchant accounts and changes in the new merchants would be meaningful in understanding its business.

Financial Institution Services, page 67

34.                    We note your discussion of the increase in revenues attributable to a 13% increase in transactions, partially offset by pricing compression in contract renewals, as well as the impact of acquisitions made by certain of your large financial institution clients. In this regard, please provide a robust discussion by quantifying the impacts attributable to each factor as well as the reasons behind these changes and the impacts on your earning trends. Please provide similar disclosure for each period for which results are presented in your prospectus.

The Company respectfully submits that it discusses the components of its segment revenues and various factors which impact segment revenues on page 61. In addition, the Company respectfully notes that it has added disclosure regarding the impact of pricing compression on its Financial Institution Services segment net revenue on page 61. The Company has also revised the period to period disclosures on pages 70, 74 and 78 in response to the Staff’s comment.

Liquidity and Capital Resources, page 75

35.                    Where appropriate, please discuss the cash flow implications of your planned expansion into high growth segments and verticals, entry into new geographic markets and your planned development of additional payment processing services, as disclosed in pages 4-5 of your prospectus.

The Company respectfully submits that it does not anticipate that the costs associated with expanding into high growth segments and verticals, entering into new geographic markets or developing additional payment processing services will have significant cash flow implications. The Company has revised the disclosure on page 79 in response to the Staff’s comment.

Contractual Obligations, page 80

36.                    Please explain why you have not presented the contractual obligations related to capital leases in accordance with Item 303(a)(5) of Regulation S-K or revise.

The Company has revised the disclosure on page 83 to include the capital leases outstanding as of December 31, 2010 in response to the Staff’s comment.

37.                    We note you entered into an agreement to procure technology infrastructure for $9.1 million and an agreement to lease hardware and software for $56.8 million. Please clarify for us whether these obligations are reflected in the table. To the extent they are not included, please explain. Refer to Item 303(a)(5)(ii)(D) of Regulation S-K. Please also disclose the anticipated sources of funds that you will use to fulfill such expenditures. Refer to Item 303(a)(2) of Regulation S-K.

The Company respectfully submits that the obligations related to the procurement of technology and leases of hardware and software are not reflected in the contractual obligations table because these agreements were entered into subsequent to December 31, 2010. Based on the guidance contained in Item 303(a)(5)(ii)(D) and paragraph 9250.4 of the SEC Financial Reporting Manual, these obligations have been excluded from the tabular disclosure and discussed separately in the narrative. Such obligations will be funded through cash flows from operations. The Company has revised the disclosure on page 84 to indicate such source of funding in response to the Staff’s comment.

Business, page 85

Industry Background, page 86

Emerging Trends and Opportunities in the Payment Processing Industry, page 89

38.                    Please balance your discussion of emerging trends and growth opportunities and your competitive strengths with a discussion of your competitive challenges and risks facing the industry.

The Company respectfully submits that it believes that the competitive challenges and risks facing the industry are adequately disclosed in the section of the prospectus entitled “Risk Factors.”

Our Strategy, page 91

39.                    Please provide additional detail regarding the status of your proposed business operations. In this regard, we note that you plan to increase your small to mid-sized client base, develop additional payment processing services, expand into additional payment segments and industries and enter new geographic markets. Please provide a more detailed timeline of these proposed operations, with a view towards clearly describing your planned operations to investors and any costs and expected timeframes associated with your plans.

The Company respectfully advises the Staff that there are no specific timeframes set in relation to its proposed operations and has disclosed on pages 79 and 84 that it will fund such operations primarily through cash provided by operations. The Company has also revised the disclosure on page 94 in response to the Staff’s comment.

Our Business, page 93

40.                    Please include disclosure regarding the geographic markets in which you compete. In this regard, we note disclosure throughout your prospectus that you intend to broaden the geographic market in which you compete, but it is unclear in which markets you currently compete.

The Company has revised the disclosure on page 96 in response to the Staff’s comment.

Sales and Marketing, page 98

41.                    Please provide additional detail regarding how commissions are calculated and paid to your employees and your ISOs. Please also quantify the commissions paid to your employees and your ISOs as of the date of your most recent interim financial statements, or tell us why doing so would not be material to an understanding of your business and gross margin.

The Company has revised the disclosure on page 102 in response to the Staff’s comment.

42.                    We note your disclosure in the penultimate sentence on page 98 that your relationships with core processors “are necessary for developing the processing environments required by [y]our financial institution clients.” Please provide additional detail regarding your relationships with the core processing companies on which you rely, including whether these relationships are governed by contract, the duration of any agreement governing such relationship, and any other provisions material to an understanding of the relationship.

The Company has revised the disclosure on page 103 in response to the Staff’s comment.

Competition, page 99

43.                    Please disclose the impact of merchant and financial institution consolidation on competitive conditions within your industry and the way in which you compete. Refer to Item 101(c)(1)(x) of Regulation S-K.

The Company has revised the disclosure on page 103 in response to the Staff’s comment.

Merchant Services, page 99

44.                    Please explain how the way in which you compete with competitors that do not incur the sponsorship costs that you incur is different from the way in which you compete with those that are not financial institutions or affiliates thereof.

The Company respectfully advises the Staff that whether competitors incur sponsorship costs does not affect the way in which the Company competes and has deleted such disclosure on page 103 accordingly.

Management, page 107

Executive Officers and Directors, page 107

45.                    Please provide the principal business of each of management’s employers within the last five years. For example, disclose the principal line of business of Trow Global Holdings, one of Mr. Heimbouch’s prior employers. Please also briefly describe of the nature of the responsibility undertaken by management in any prior position within the last five years, other than with your company. Refer to Item 401(e) of Regulation S-K.

The Company has revised the disclosure on pages 111 and 112 in response to the Staff’s comment.

Executive and Director Compensation, page 112

Role of our Compensation Consultant, page 115

46.                    We note that the compensation committee retained the services of Aon Hewitt in connection with the committee’s review of your fiscal 2011 executive compensation. Elaborate upon the compensation consultant’s findings and what actions, if any, the committee took in response to such findings. Please provide similar disclosure for the findings by Frederic W. Cook & Co., including any material changes to your executive compensation program, if such changes are made prior to the effectiveness of the registration statement.

The Company has revised the disclosure on pages 120 and 121 in response to the Staff’s comment.

2011 Compensation Determinations, page 116

Annual Incentive Plan Compensation, page 116

47.                    Please disclose how you calculate the annual incentive cash compensation awarded to each of your NEOs. Please disclose the annual incentive plan target award opportunities for each NEO, the Adjusted EBITDA performance goals and the level of achievement of this goal; in doing so, please be specific as to the exact percentage of salary each named executive officer has the opportunity to earn at each level of payout. Please also describe how you evaluate the new product and sales channel and separation and integration goals and the way in which particular levels of achievement of these goals translates into compensation. Refer to Item 402(b)(1)(v) of Regulation S-K.

The Company has revised the disclosure on pages 122 and 123 in response to the Staff’s comment.

48.                    We note your disclosure in the first full paragraph on page 114 that your compensation committee and CEO may adjust annual cash incentive compensation at their discretion. Please state whether any such discretion was exercised and whether any adjustments were applied to one or more of your NEOs. Please also provide additional disclosure as to how your committee exercises such discretion, including the factors considered by the committee in exercising any such discretion. Refer to Item 401(b)(2)(vi) of Regulation S-K.

The Company has revised the disclosure on page 123 in response to the Staff’s comment.

Employment Agreements, page 121

49.                    We note your disclosure regarding the $1.5 million loan from you to Mr. Drucker. Please also disclose, as you do on page 129, that Vantiv Holding also paid related income taxes of $1.4 million on behalf of Mr. Drucker.

The Company has revised the disclosure on page 128 in response to the Staff’s comment.

Director Compensation, page 122

50.                    We note your disclosure in this section regarding the payments made to non-employee, non-affiliated directors in 2011. Please clarify why you have included the persons identified, considering they do not currently serve as your directors.

The Company respectfully submits to the Staff that the identified persons currently serve as directors of the Company’s subsidiary, Vantiv Holding, LLC. The Company has removed the director compensation table as no individuals received compensation related to serving as a director of the registrant in 2011.

Certain Relationships and Related Person Transactions, page 123

Reorganization and Offering Transactions, page 123

Vantiv, Inc. Stockholders’ Agreement, page 126

51.                    Please briefly describe the process by which you must obtain consent from Fifth Third Bank for any of the matters listed in the last paragraph on page 126.

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that it will provide the requested disclosure in subsequent amendments to the Registration Statement when the relevant agreements and related procedures have been finalized.

Agreements Related to the Separation Transaction, page 128

Stock Transfer Agreement, page 129

52.                    Please provide the approximate dollar value of the 3,049 shares of common stock transferred to Ms. Patsley.

The Company has revised the disclosure on page 136 in response to the Staff’s comment.

Policies for Approval of Related Person Transactions, page 135

53.                    Please provide the standard that your audit committee will apply in determining whether to approve a related party transaction. Refer to Item 402(b)(1)(ii) of Regulation S-K.

The Company has revised the disclosure on page 142 in response to the Staff’s comment.

Principal and Selling Stockholders, page 136

54.                    With respect to the individuals you identify in footnote (1), please clarify how such individuals exercise voting and investment power, such as whether they have the ability to make decisions individually or by majority action.

The Company has revised the disclosure on page 144 in response to the Staff’s comment.

Underwriting, page 152

55.                    We note your disclosure in the penultimate paragraph on page 155 that certain affiliates of your underwriting syndicate are lenders under your senior secured credit facilities. Please revise to clarify, if true, that these relationships may result in the underwriters receiving a portion of the proceeds of the offering. In this regard, we note your disclosure in Use of Proceeds on page 48 that portions of your net proceeds will be used to repay amounts under your credit facilities. Alternatively, please move your disclosure regarding “Conflicts of Interest” on page 160 to this section. Refer to Item 508(a) of Regulation S-K.

The Company has revised the disclosure on page 162 in response to the Staff’s comment.

Financial Statements For the Fiscal Year Ended December 31, 2010

Statements of Financial Position, page F-4

56.                    We note the non-controlling interests’ portion of equity is not apparently allocated based on the non-controlling ownership interests of approximately 49%. We also note in the statements of income that the net income attributable to non-controlling interests is not allocated based on the percentage of non-controlling interest owned. In order to help us better understand your allocations, please provide us your allocation calculations and explain to us the discrepancies regarding the disproportional allocations between controlling and non-controlling interests. Also, revise to provide transparent disclosures explaining why the non controlling interest is not allocated based on the ownership interest percentages.

The Company respectfully advises the Staff that the non-controlling interests’ portion of equity and net income attributable to non-controlling interests are allocated based on the non-controlling interests’ ownership interest of approximately 49% of Vantiv Holding and Transactive. However, this is not apparent from the balance sheets and statements of income due to the following reasons:

•          In addition to the non-controlling interests’ original investments, the non-controlling interests’ portion of equity includes the warrant held by Fifth Third Bank (see disclosure of such warrant and related terms in Note 8 to the 2010 consolidated financial statements on pages F-23 and F-24). The warrant was initially valued at approximately $65 million as of June 30, 2009 and is allocated 100% to the non-controlling interests’ portion of equity.

•          Net income attributable to non-controlling interests represents the non-controlling interests’ portion of Vantiv Holding and Transactive earnings. Certain expenses are incurred directly by Vantiv, Inc. and are not allocable to the non-controlling interests. Such expenses consist primarily of the following items:

•      Transaction costs incurred in connection with the acquisition of Vantiv Holding and Transactive;

•      Losses related to the decrease in value of the put rights received by Vantiv, Inc. in connection with the acquisition of Vantiv Holding and Transactive; and

•      Income tax expense recorded at Vantiv, Inc.

The Company has amended its disclosure with regard to the accounting for non-controlling interests within Note 1 on page F-9 to clarify the components of the non-controlling interests’ portion of equity and how earnings are allocated to non-controlling interests in response to the Staff’s comment.

Notes to Financial Statements, page F-8

Note 1. Basis of Presentation, page F-8

Principles of Consolidation

57.                    We note your disclosure on page 100 that you and Vantiv Holding are each deemed to be controlled by Fifth Third Bancorp and Fifth Third Bank and will continue to be deemed controlled after the offering because of their size of voting and economic interest. The disclosure appears to be inconsistent with those on page 61 that you assert you acquired a controlling interest of Vantiv Holding and Transactive and that you consolidate these entities in your financial statements. Please clarify for us and revise your disclosure on page 100 including whether you are controlled by Fifth Third Bancorp, which entity has control of Vantiv Holding and Transactive, and how you reasonably determined that control under GAAP in this situation and consolidation accounting was appropriate. Reference is made to FASB ASC 810-10.

The Company respectfully advises the Staff that its disclosure on page 106 is in reference to deemed control under banking regulations, specifically the Bank Holding Company Act and relevant federal and state banking laws. These laws and regulations include different thresholds for regulatory purposes to define control as compared to GAAP requirements. For GAAP purposes, based on the Company’s assessment of consolidation requirements pursuant to applicable authoritative guidance, specifically ASC 810, Consolidation, it is appropriate to consolidate Vantiv Holding and Transactive in its financial statements. The primary factors leading to its consolidation conclusion are the ownership of a majority voting ownership interest in Vantiv Holding and Transactive and control of the Vantiv Holding and Transactive boards of directors.

The Company has revised the disclosure on pages 30 and 105 to clarify that it is not considered controlled by Fifth Third Bank or Fifth Third Bancorp for financial reporting purposes in response to the Staff’s comment.

Note 3. Business Combination, F-16

Vantiv, Inc. Acquisition of Vantiv, page F-18

58.                    Please tell us and expand your disclosure with respect to how you acquired Vantiv from Fifth Third Financial on June 30, 2009 including the type(s) of consideration you made to the seller.

The Company respectfully advises the Staff that the acquisition of both Vantiv Holding and Transactive was funded with cash consideration of $560 million from certain investment funds managed by Advent International Corporation on behalf of the Company. The Company acquired a 50.93% interest in each of Vantiv Holding and Transactive pursuant to the Master Investment Agreement.

The Company has revised the disclosure on page F-18 in response to the Staff’s comment.

Note 12. Income Taxes, page F-29

59.                    Please explain to us in greater detail how the relocation of the Company’s headquarters would have a significant impact on your income tax rate reconciliation.

The Company respectfully advises the Staff that during 2010 it entered into an agreement to relocate its corporate headquarters, including a significant part of its IT and back office operation from Cincinnati, Ohio to Symmes Township, Ohio. The City of Cincinnati imposes a business income tax of 2.1% on taxable profits allocated within Cincinnati based on the percentage of its revenues, wages and property (“apportionment”) within the city, while Symmes Township has no similar income tax. The relocation significantly reduced the Company’s Cincinnati apportionment and related Cincinnati taxable profits going forward.

As a result, the Company reflected a reduction in its deferred tax liability and the corresponding deferred tax expense, primarily due to deferred tax liability related to temporary differences for customer intangibles, as those temporary differences are going to be reversed at a lower tax rate due to the Company’s relocation.

Note 14. Related Party Transactions, page F-32

60.                    We note your disclosure of the $1.5 million loan to your CEO and the forgiveness of the loan during the six months period ended December 31, 2009. The forgiveness resulted in $1.4 million income tax liability to the CEO, which was paid by the Company. We note that the forgiveness and the income tax liability were recorded as expenses within general and administrative expenses during the period. Please tell us and disclose the business reasons behind the forgiveness and tax payments made on behalf of the CEO.

The Company respectfully advises the Staff that the loan forgiveness and tax payments made by the Company on behalf of the CEO were part of his employment agreement executed in conjunction with the acquisition of Vantiv Holding and Transactive. The purpose of the loan was to fund JPDN’s investment in Vantiv Holding and Transactive, as discussed in Note 1. Further, under the terms of the employment agreement, the loan was to be forgiven upon completion of certain transition activities.

The Company has revised the disclosure on page F-34 in response to the Staff’s comment.

Financial Statements For the Nine Months Period Ended September 30, 2011

Note 3. Debt, page F-47

61.                    We note your disclosure that you refinanced debt in the amount of $1.77 billion on May 17, 2011. We also note that you wrote off approximately $4.6 million of unamortized deferred financing fees related to the original debt and that approximately $36.4 million of unamortized debt issuance costs and $16 million of original issue discount related to the original debt remained capitalized subsequent to the debt refinancing. Please explain to us and disclose why some of the original deferred financing costs were written off while some of the similar costs and the original issue discount remained capitalized.

The Company respectfully advises the Staff that the Company’s debt prior to the refinancing was considered a syndicated credit agreement held by a number of lenders. The refinanced debt is also held by a syndicate of lenders; however, the composition of the syndicate holding the refinanced debt varies from the syndicate that held the original debt. Paragraph 55-2 of ASC 470, Debt, Subtopic 50, Modifications and Extinguishments, indicates the following:

55-2  Based on the definition of a loan syndication, for purposes of applying the guidance in this Subtopic, separate debt instruments exist between the debtor and the individual creditors participating in the syndication. If an exchange or modification offer is made to all members of the syndicate and only some of the creditors agree to the exchange or modification, the guidance in this Subtopic would be applied to debt instruments held by those creditors that agree to the exchange or modification. Debt instruments held by those creditors that do not agree would not be affected.

Pursuant to the guidance contained in paragraph 55-2, the Company performed an analysis of the original and refinanced debt on an individual lender basis. Certain lenders in the original syndicated credit agreement chose not to participate in the amended syndicated credit agreement, therefore all deferred costs associated with these lenders were expensed as the portion of the debt held by these lenders was considered extinguished. For all other lenders remaining in the amended syndicated credit agreement, the modified terms did not result in an extinguishment and thus extinguishment accounting was not applied. Based on this analysis, the Company wrote off $4.6 million of debt issuance costs associated with the portion of the original debt accounted for as an extinguishment. The remaining $36.4 million of unamortized debt issuance costs and $16 million of original issue discount which remain capitalized subsequent to the debt refinancing represent the fees/costs associated with the original debt accounted for as a modification.

The Company has revised the disclosure on page F-47 in response to the Staff’s comment.

NPC Group, Inc., page F-56

Notes to Consolidated Financial Statements, page F-58

Note 1. Business and Summary of Significant Accounting Policies, page F-58

Sale of Business, page F-58

62.                    We note your disclosure that on November 3, 2010 all of the issued and outstanding capital stock of the Company was acquired by Fifth Third Processing Solutions (FTPS). However your disclosure on Note 3, page F-16 indicates you were the acquirer, not FTPS. Please explain. In your response, please clarify for us the ownership structure of FTPS and your relationship to FTPS. If FTPS acquired NPC, explain to us how you reasonably determined the consolidation of NPC was appropriate. Reference is made to FASB ASC 805-10.

The Company has revised the disclosure on page F-58 to indicate that “all of the issued and outstanding capital stock of the Company was acquired by Vantiv Holding, LLC (formerly FTPS Holding, LLC).”  Further, the Company has revised the disclosure on page F-16 to indicate that Vantiv Holding acquired all of the outstanding voting securities of NPC Group, Inc.

Part II. Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-5

63.                    Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

The Company respectfully submits that page II-5 of the Registration Statement includes the undertakings required by Item 512 of Regulation S-K and that the undertakings specified in paragraphs 512(a)(5)(ii) and 512(a)(6) of Item 512 of Regulation S-K are not applicable to the Registration Statement as the securities being offered are not being registered pursuant to Rule 415 under the Securities Act.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (513) 900-5250

Sincerely yours,

/s/ Nelson F. Greene
Nelson F. Greene, Esq.
Chief Legal Officer and Secretary

cc:	Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP
Richard J. Sandler, Esq. Davis Polk & Wardwell LLP